Filed Pursuant to Rule 433

Registration Statement No. 333-272447

STEP Income Securities® (STEPS®)

STEP Income Securities® Linked to the Common Stock of Barrick Gold Corporation

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Market Measure	The common stock of Barrick Gold Corporation (the “Underlying Company”) (NYSE symbol: GOLD)
Interest Payments	13.00% per year, payable quarterly
Payout Profile at Maturity

•    A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 113.00% of the Starting Value

•    1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100.00% of your principal at risk

Step Level	113.00% of the Starting Value
Step Payment	[$0.10 to $0.50] per unit, a [1.00% to 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Ending Value of the Underlying Stock will be at or above the Starting Value, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465924029973/tm244771d87_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•                   Depending on the performance of the Underlying Stock as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

•                   Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

•                   Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•                   The initial estimated value of the notes on the pricing date will be less than their public offering price.

•                   If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•                   As a noteholder, you will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

•                   The issuer, MLPF&S, BofAS and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

•                   The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.